GAS SUPPLY ASSET ASSIGNMENT AND AGENCY AGREEMENT

Dated as of December 1, 2000

BY AND BETWEEN

VIRGINIA NATURAL GAS, INC.

AND

AGL ENERGY SERVICES, INC.

[Revised as per Order Granting Authority

of Virginia State Corporation Commission

dated November 30, 2000 in Case No. PUA000085]

TABLE OF CONTENTS

ARTICLE 1.	DEFINITIONS	4
ARTICLE 2.	TERMS AND CONDITIONS	9
2.1	Assignment of Certain Contracts	9
2.2	Agency for Non-Assignable Contracts and Gas Supply	9
2.3	Assumption of Liabilities	9
2.4	Reimbursement of Certain Charges	9
2.5	Term	10
2.6	Gas in Storage	10
2.7	Propane	10
ARTICLE 3.	VALUE ALLOCATION AND PAYMENT	13
3.1	Value Allocation	13
3.2	Schedule	13
3.3	Payment	13
ARTICLE 4.	AGREEMENTS	13
4.1	Preservation of Supply Assets	14
4.2	AGLES’ Rights and Obligations under the Non-Assignable Contracts	14
4.3	VNG’s Rights and Obligations under the Non-Assignable Contracts	14
4.4	Amendments and Waivers of Supply Contracts	15
4.5	New Contracts	15
4.6	VNG Reporting Requirements	15
4.7	Cooperation	15
ARTICLE 5.	CONDITIONS PRECEDENT	15
5.1	Representations and Warranties	15
5.2	Supply Assets	15
5.3	No Proceedings or Litigation	16
5.4	No Material Adverse Change	16
ARTICLE 6.	REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS	16
6.1	VNG Representations	16
6.2	AGLES Representations	17
6.3	Acknowledgement	18

ARTICLE 7.	TERMINATION OF AGREEMENT	18
7.1	Early Termination	18
7.2	Remedies for Breach	19
7.3	Winding Up	20
ARTICLE 8.	INDEMNIFICATION	20
8.1	Indemnification Obligations of VNG	20
8.2	Indemnification Obligations of AGLES	20
8.3	Third Party Claims	20
8.4	No Consequential Damages	20
8.5	Survival	21
ARTICLE 9.	CONFIDENTIALITY	21
9.1	Confidentiality; Public Statements	21
9.2	Actions Prior to Disclosure	21
9.3	Non-Disclosure by Representatives	21
9.4	Injunctive Relief	21
ARTICLE 10.	MISCELLANEOUS	22
10.1	Entire Agreement; Modifications in Writing	22
10.2	Binding Effect; Assignment	22
10.3	Communications	22
10.4	Expenses	23
10.5	Execution of Counterparts	23
10.6	GOVERNING LAW	23
10.7	Severability of Provisions	23
10.8	Headings	24
10.9	No Partnership Created	24
10.10	No Implied Warranties	24
10.11	Cost Responsibility	24

GAS SUPPLY ASSET ASSIGNMENT AND AGENCY AGREEMENT

This GAS SUPPLY ASSET ASSIGNMENT AND AGENCY AGREEMENT (the “Agreement”) is made and entered into as of this first day of December 2000, by and between VIRGINIA NATURAL GAS, INC., a Virginia corporation (“VNG”) and AGL ENERGY SERVICES, INC., a Georgia corporation (“AGLES”).

WHEREAS, subject to the terms and conditions contained herein, AGLES agrees to accept, and VNG agrees to grant, the assignment or, in the case of non-assignable agreements, the agency, to control VNG’s supply assets including the rights and the obligations under VNG’s existing Gas supply arrangements during the Term and to supply gas to VNG; and

WHEREAS, subject to the terms and conditions contained herein, AGLES would be permitted to use VNG’s supply assets in furtherance of AGLES’ overall business and transactions, including its obligations, as VNG’s agent, to supply VNG’s full requirements for natural gas service to its firm customers.

NOW, THEREFORE, in consideration of the mutual agreements, covenants, and conditions herein contained, VNG and AGLES agree as follows:

ARTICLE 1.  DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person.  The term “control” (including, with correlative meaning, the terms, “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Gas Supply Asset Assignment and Agency Agreement, including all amendments, modifications or supplements thereto.

The terms “assign”, “assigned” and “assignment”, when used in the context of a Gas transportation or storage arrangement, shall be deemed to include Capacity Releases.

“Assigned Contracts” shall have the meaning assigned to such term in Section 2.1.

“Assumed Liabilities” means any liabilities or obligations arising under or pursuant to the Supply Contracts that either:  (a) arise, or are attributable to acts or omissions occurring, during the Term, or; (b) arise as a result of any breach by AGLES of this Agreement.

“Btu” means the amount of energy required to raise the temperature of one pound of pure water one degree Fahrenheit (1oF) from 59 degrees Fahrenheit (590F) to 60 degrees Fahrenheit (60oF).  The term “MMBtu” means one million Btus.

“Business Day” means a Day on which the majority of the Federal Reserve member banks in New York City are open for business.

“Buyer’s Requirements Quantity” (or “BRQ”) means, for any Day, one hundred percent (100%) of the total quantity of Gas required by VNG to meet its sales obligations to the residential, commercial, and industrial customers in the franchise service area of VNG on such Day.  The BRQ shall be inclusive of system fuel, company use and unaccounted-for Gas on VNG’s system.

“Capacity Release” (and to “Release Capacity”) means the release of transportation or storage capacity pursuant to the terms and conditions of an effective FERC gas tariff of a Gas transporter as contemplated by 18 C.F.R. Part 284 or successor regulations, and “Released Capacity” shall refer to capacity that has been released pursuant to a Capacity Release.

“Confidential Information” means trade secrets, patentable or non-patentable inventions and ideas, know-how, formulae, processes, designs, sketches, plans, drawings, specifications, reports, projections, plant and equipment expansion plans, lists of employees and suppliers, monetizing techniques and strategies, commodity and derivatives hedging and trading strategies and techniques, financial statements and other financial data, pricing information, cost and expense information, product development, strategic and marketing plans and all other information, data and experience of any kind whatsoever, whether technical, marketing or financial, regarding the business, facilities and operations of VNG and its Affiliates or of AGLES and its Affiliates, as the case may be, whether oral, written or electronic.  “Confidential Information” also shall be deemed to include all notes, analyses, compilations, studies, interpretations and other documents or electronic recording, which reflect Confidential Information furnished pursuant to the terms of this Agreement, or any transaction contemplated hereby or thereby.  The term “Confidential information” shall not include information which a recipient can demonstrate:  (a) is or becomes generally available to the public other than as a result of disclosure by the recipient; (b) was within the recipient’s possession prior to it being furnished by or on behalf of the other Party, provided that the source of such information was not known by the recipient to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the disclosing party or any other party with respect to such information; (c) becomes available to the recipient on a non-confidential basis from a source other than the disclosing party or any of its Representatives, provided that such source is not known by the recipient to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the disclosing party or any other party with respect to such information; or (d) was independently developed by the recipient without reference to the Confidential Information, provided such independent development can reasonably be demonstrated by the recipient.  The term “recipient”, as used in this Agreement, refers to the Person receiving any item of Confidential Information and the Affiliates of such Person.

“Consequential Damages” shall have the meaning assigned to such term in Section 8.4.

“Contract Year” shall mean a 12 month period commencing November 1 and ending the following October 31, provided that the initial Contract Year shall commence on the date that this Agreement becomes effective and end on the following October 31.

“Counterparty” means, as to any Supply Contract, the party to such contract other than VNG.

“C.T.” means Central Time.

“Day” means a period of 24 consecutive hours, beginning at 9:00 a.m. C.T. on any calendar Day and ending at 9:00 a.m. C.T. on the following calendar Day.

“Effective Date” shall have the meaning assigned to such term in the introductory sentence of Article 5 of this Agreement.

“Excluded Liabilities” mean any liabilities or obligations that either (a) do not arise under or relate to the Supply Contracts, (b) arise, or are attributable to acts or omissions occurring, at a time other than during the Term, or (c) arise as a result of any breach by VNG of this Agreement, other than a breach attributable to an action taken by VNG at AGLES’ direction.

“FERC” means the Federal Energy Regulatory Commission, or any successor federal agency that may regulate the interstate transportation of natural gas by pipeline.

“Gas” means methane and other gaseous hydrocarbons meeting the quality standards and specifications of VNG’s upstream pipeline suppliers and propane vapor from the Propane Facilities.

“Gas Contract” means any Gas Supply Contract, any Gas Storage Contract or any Gas Transportation Contract.

“Gas Storage Contract” means any Gas storage contract entered into by VNG to store Gas during the Term for VNG to the extent not subject as of the Effective Date to a prior release by VNG to a Person other than AGLES.

“Gas Supply Contract” means any Gas supply contract entered into by VNG to supply Gas during the Term to VNG to the extent not subject as of the Effective Date to a prior release by VNG to a Person other than AGLES.

“Gas Transportation Contract” means any Gas transportation contract entered into by VNG to transport Gas during the Term directly or indirectly to VNG to the extent not subject as of the Effective Date to a prior release by VNG to a Person other than AGLES.

“Governmental Authority “ means any nation, state, sovereign or government, any federal, regional, state, local or political subdivision and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including without limitation the VSCC and the FERC.

“Liens” mean any claims, liens, encumbrances, security interests, pledges, options, charges, restrictions and defects in title of any nature whatsoever, except for indentures, mortgages or similar security interests created in connection with VNG’s ordinary course of business, bond issuances and similar indebtedness.

“Natural Gas Act” means the Natural Gas Act of 1938, as amended.

“Non-Affiliated Asset Manager” means a third party, if any, retained by AGLES to assist AGLES in managing the Supply Assets, provided that in no event shall the Non-Affiliated Asset Manager be an Affiliate of AGLES or VNG.

“Non-Assignable Contracts” means any Gas Contract not assigned by VNG to AGLES on or before the effective date.

“Operational Procedures” mean the procedures agreed upon by the Parties for communications’ notices, scheduling, forecasting and other activities pertaining to the arrangements contemplated by this Agreement.

“Propane Facilities” mean the facilities and equipment owned by VNG and located in James City, Virginia (“James City Plant”) and Chesapeake County, Virginia (“Chesapeake Plant”), for storing liquid propane and for vaporizing and injecting propane vapor into VNG’s distribution facilities.

“Party” means either VNG or AGLES, as indicated, and “Parties” mean, collectively, VNG and AGLES.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, trust, university, unincorporated organization, or a government or any agency or political subdivision thereof.

“Representatives” shall have the meaning assigned to such term in Section 9.3.

“Resale Agreement” means a gas purchase and sale agreement between AGLES and VNG, in a form mutually agreeable to the Parties.

“SEC” means the United States Securities and Exchange Commission or any successor federal agency that may regulate the issuance and sale of securities.

“Supply Assets” mean, collectively, the Supply Contracts and the right of AGLES to use Gas in storage in accordance with Section 2.6.

“Supply Contracts” mean, collectively, the Assigned Contracts and the Non-Assignable Contracts.

“Taxes” mean any or all ad valorem, property, occupation, severance, production, extraction, first use, conservation, BTU or energy, gathering, pipeline, utility, gross receipts, gas or oil revenue, gas or oil import, privilege, sales, use, consumption, excise, lease, transaction, and other or new taxes, governmental charges, licenses, fees, permits and assessments, or increases therein, and gross receipts taxes, but otherwise excluding taxes based on net income or net worth.

“Term” shall have the meaning assigned to such term in Section 2.5.

“Value” means, for each Contract Year, the sum of the net revenues created through AGLES’ management of the Supply Assets (inclusive of VNG’s payments for citygate deliveries of Gas purchased by AGLES as agent for VNG under Section 2.2(b) less the actual costs of such citygate deliveries), plus the transportation credits received by VNG from its upstream transporters as a result of VNG’s releases of capacity to parties other than AGLES, and minus any amounts due the Non-Affiliated Asset Manager. “Value” may be expressed mathematically as follows:

V=(A+B)-C

Where

“V” is the Value for the Contract Year,

“A” is an amount equal to the transportation credits, if any generated during the

Contract Year as a result of capacity releases by VNG of capacity under contract to VNG that has not been assigned to AGLES (“VNG Capacity Release Credits”),

“B” is equal to the sum of the net revenues created through AGLES’ management of the Supply Assets (inclusive of VNG’s payments for citygate deliveries of Gas purchased by AGLES as agent for VNG under Section 2.2(b) less the actual costs of such citygate deliveries), and

“C” is equal to the amount, if any, due the Non-Affiliated Asset Manager for the

Contract Year.

“VSCC” means the State Corporation Commission of Virginia or any successor state agency that may regulate the sale and/or distribution of Gas in the Commonwealth of Virginia.

ARTICLE 2.  TERMS AND CONDITIONS

2.1

Assignment of Certain Contracts.  Subject to the terms and conditions contained herein, VNG agrees to assign to AGLES, effective for the Term, all title and interest in the following contracts (the “Assigned Contracts”), free and clear of all Liens:

(a)

each Gas Transportation Contract;

(b)

each Gas Storage Contract; and

(c)

each Gas  Supply Contract.

Each such assignment that is a Capacity Release shall be done at the maximum rate, as contemplated by 18 C.F.R. Part 284 or successor regulations.  In the event a Capacity Release has a term of less than one year and such Capacity Release is bid up above the applicable maximum rate, AGLES shall match the highest bid rate.

2.2

Agency for Non-Assignable Contracts and Gas Supply.  Subject to the terms and conditions contained herein, VNG hereby appoints AGLES, and AGLES accepts VNG’s appointment, as VNG’s exclusive agent and attorney-in-fact for the Term for the following purposes:

(a)

The Non-Assignable Contracts; and

(b)

To secure for VNG (i) sufficient quantities of natural gas to meet the requirements of the firm customers located within VNG’s service territory, (ii) quantities that VNG determines to make available under interruptible sales services, and to sell quantities of natural gas on behalf of VNG.  VNG will provide AGLES with sufficient notice of its daily requirements for natural gas such that purchases and deliveries may be scheduled for VNG’s account by AGLES in accordance with the provisions of third-party transporters.  The price payable by VNG for Gas purchased by AGLES, as agent for VNG, shall be determined in accordance with the tier prices set forth in Schedule 1.

2.3

Assumption of Liabilities.  Subject to the terms and conditions contained herein, AGLES agrees to assume, pay, perform, satisfy and discharge all Assumed Liabilities.  AGLES shall not be obligated to pay, perform, satisfy or discharge any Excluded Liabilities.

2.4

Reimbursement of Certain Charges.  VNG agrees to reimburse AGLES for 100% of all demand and reservation charges AGLES pays to Counterparties under the Supply Contracts, such reimbursement to be made by payment or credit timed to coincide as closely as practicable with AGLES’ payment of such charges to the Counterparties.  VNG shall be entitled to audit all applicable books and records of AGLES to verify the accuracy of such AGLES payments.  AGLES promptly shall pay to VNG all credits, refunds or other benefits AGLES receives from Counterparties on account of demand and reservation charges AGLES or VNG paid to Counterparties under the Supply Contracts.  For purposes of the foregoing provisions of this section, the Parties shall deem that any minimum take or minimum bill provision in a Gas Supply Contract constitutes a fixed payment obligation of VNG at the level of such minimum take or minimum bill.

2.5

Term.  This Agreement shall commence on December 1, 2000 and shall end on October 31, 2005 unless otherwise extended upon the mutual agreement of the Parties; provided that either Party may terminate this Agreement effective as of the end of any Contract Year commencing after November 1, 2001 upon prior written notice to the other Party no later than ninety (90) days prior to termination.

2.6

Gas in Storage.  Subject to the terms and conditions contained herein, title to all Gas in VNG’s Gas Storage Contracts that are identified under Section 2.1 herein as Assigned Contracts shall, no later than January 1, 2001, transfer to AGLES.  AGLES shall have the right during the Term to direct the manner in which injections and withdrawals are made under VNG’s Gas Storage Contracts, subject to the requirement that the volume of gas in storage at the last Day of the Term equal the volume of gas in storage on November 1, 2000, or such later date as the assignments under Section 2.1 hereof become effective.

2.7

Propane.

Subject to the following terms and conditions, VNG grants to AGLES the right during the Term to direct the operation of the Propane Facilities:

(a)

James City Plant

(i)

AGLES shall direct the operation of the James City Plant consistent with VNG’s contractual and statutory obligations to provide service to firm customers in VNG’s franchise area.

(ii)

VNG shall have, on November 1 of each Contract Year, no less than 211,000 Dth equivalent of propane in inventory at the James City Plant, subject to AGLES’ obligation to replenish certain quantities of propane pursuant to Section 2.7(a)(vii).  (For purposes of this Section 2.7, all quantities of propane shall be expressed on a Dth basis.)

(iii)

Subject to Sections 2.7(a)(iv), 2.7(a)(v) and 2.7(a)(x), VNG will vaporize, or caused to be vaporized, propane at AGLES’ direction for dispatch out of the James City Plant in a quantity up to 17,275 Dth per day, at a rate up to 720 Dth per hour; provided that VNG shall not be required to dispatch in any hour (“Dispatch Hour”) at a rate in excess of the quantity derived from the following formula:

The product of ten one hundredths (.10) times the sum of the quantities actually flowing during the Dispatch Hour through VNG’s Gate Stations N1, N2 and N3.

(iv)

AGLES will give VNG advance notice of AGLES’ intent to direct VNG to vaporize propane, such notice to be given no later than twelve (12) hours prior to delivery, unless the Parties mutually agree to a different notice period.

(v)

The maximum amount of propane that AGLES may direct VNG to vaporize other than when necessary to meet the requirements of VNG’s firm customers in its franchise area, shall be as follows:

1.

For the period November 1 through December 31 of the Contract Year, 34,400 Dth;

2.

For the period November 1 through February 28 of the Contract Year, 68,805 Dth;

3.

For the period November 1 through March 31 of the Contract Year, 105,500 Dth;

4.

For the period November 1 through April 30 of the Contract Year, 137,615 Dth.

(vi)

AGLES shall pay VNG incremental operational and maintenance expenses for the quantity of propane AGLES has directed VNG to vaporize during each Contract Year that was not required to meet the requirements of VNG’s firm customers in its franchise area.

(vii)

Prior to November 1 of each Contract Year, AGLES will, at no cost to VNG, deliver, or cause to be to be delivered, to VNG at the James City Plant a quantity of propane equal to the difference between (A) the quantity of propane vaporized by VNG at AGLES’ direction during the preceding Contract Year, and (B) the quantity vaporized by VNG during such Contract Year to meet the requirements of VNG’s firm customers in its franchise area.

(viii)

VNG will at all times retain ownership of the James City Plant and the propane inventory, and will be responsible for the operation (as directed by AGLES) and maintenance of the Plant in a manner that VNG deems appropriate in its sole discretion.

(ix)

Notwithstanding any other provision of this Agreement, VNG will retain the right in its sole discretion to retain, sell and/or vaporize propane to maintain the integrity of VNG’s distribution system, or to comply with a lawful order of the VSCC.

(b)

Chesapeake Plant

(i)

AGLES shall direct the operation of the Chesapeake Plant consistent with VNG’s contractual and statutory obligations to provide service to firm customers in VNG’s franchise area.

(ii)

VNG shall have, on November 1 of each Contract Year, no less than 247,705 Dth equivalent of propane in inventory at the Chesapeake Plant, subject to AGLES’ obligation to replenish certain quantities of propane pursuant to Section 2.7(b(vii).

(iii)

Subject to Sections 2.7(b)(iv), 2.7(b)(v) and 2.7(b)(x), VNG will vaporize, or caused to be vaporized, propane at AGLES’ direction for dispatch out of the Chesapeake Plant in a quantity up to 34,550 Dth per day, at a rate up to 1,440 Dth per hour; provided that VNG shall not be required to dispatch in any Dispatch Hour at a rate in excess of the quantity derived from the following formula:

The product of ten one hundredths (.10) times the sum of the quantities actually flowing during the Dispatch Hour through VNG’s Chesapeake Gate Station with Columbia Gas Transmission Corporation.

(iv)

AGLES will give VNG advance notice of AGLES’ intent to direct VNG to vaporize propane, such notice to be given no later than twelve (12) hours prior to delivery, unless the Parties mutually agree to a different notice period.

(v)

The maximum amount of propane that AGLES may direct VNG to vaporize other than when necessary to meet the requirements of VNG’s firm customers in its franchise area, shall be as follows:

1.

For the period November 1 through December 31 of the Contract Year, 41,285 Dth;

2.

For the period November 1 through February 28 of the Contract Year, 82,570 Dth;

3.

For the period November 1 through March 31 of the Contract Year, 123,850 Dth;

4.

For the period November 1 through April 30 of the Contract Year, 165,140 Dth.

(vi)

AGLES shall pay VNG incremental operational and maintenance expenses for the quantity of propane AGLES has directed VNG to vaporize during each Contract Year that was not required to meet the requirements of VNG’s firm customers in its franchise area.

(vii)

Prior to November 1 of each Contract Year, AGLES will, at no cost to VNG, deliver, or cause to be to be delivered, to VNG at the Chesapeake Plant a quantity of propane equal to the difference between (A) the quantity of propane vaporized by VNG at AGLES’ direction during the preceding Contract Year, and (B) the quantity of propane vaporized VNG during such Contract Year to meet the requirements of VNG’s firm customers in its franchise area.

(viii)

VNG will at all times retain ownership of the Chesapeake Plant and the propane inventory, and will be responsible for the operation (as directed by AGLES) and maintenance of the Plant in a manner that VNG deems appropriate in its sole discretion.

(ix)

Notwithstanding any other provision of this Agreement, VNG will retain the right in its sole discretion to retain, sell and/or vaporize propane to maintain the integrity of VNG’s distribution system, or to comply with a lawful order of the VSCC.

ARTICLE 3.  VALUE ALLOCATION AND PAYMENT

3.1

Value Allocation  The Parties agree that Value, if any, generated in any Contract Year shall be allocated between VNG’s firm customers and AGLES as follows:

(a) One hundred percent (100%) of the greater of (i) the first one million dollars

($1,000,000) or (ii) VNG Capacity Release Credits shall be allocated to VNG’s firm customers.

(b) Any Value in excess of the greater of (i) one million dollars ($1,000,000) or (ii)

VNG Capacity Release Credits shall be allocated thirty-five percent (35%) to VNG’s firm customers and sixty-five percent (65%) to AGLES until AGLES receives a cumulative amount of one million dollars ($1,000,000), and then such Value shall be allocated fifty percent (50%) to VNG’s firm customers and fifty percent (50%) to AGLES.

3.2

Schedule.  The calculation of Value pursuant to the formula set forth in the Article I definition of Value is an annual determination of the total Value generated over a Contract Year.  During a Contract Year, VNG shall allocate VNG Capacity Release Credits received by VNG in accordance with the Section 3.1 allocation methodology.  The year-end allocation of Value under Section 3.1 shall take account of the allocation of VNG Capacity Release Credits during the course of the Contract Year.

3.3

Payment:  By the tenth (10th) Day of each December following the initial Contract Year, AGLES shall remit to VNG the amounts due under Section 3.1 for the preceding Contract Year.  If AGLES should fail to remit any amounts in full when due as required hereunder, or if any adjustments are made under this Agreement, including but not limited to, adjustments as a result of the conclusion of any audits or as a result of the resolution of a billing dispute, interest on the unpaid portion shall accrue at a rate equal to the per annum interest announced as the “Prime Rate” from time to time for commercial loans by Citibank, N.A.

ARTICLE 4.  AGREEMENTS

4.1

Preservation of Supply Assets.  During the Term, VNG shall not sell, convey, transfer, assign or deliver any interest in any Supply Asset to any person other than AGLES unless such action will have no effect on AGLES’ ability to obtain the full economic benefit of the Supply Assets.  AGLES shall take no action that prevents VNG from receiving the full economic benefits of all of the Supply Assets after the end of the Term with no diminution in such assets occurring during the Term.  VNG shall have the right to advise any Counterparty that VNG’s assignment to AGLES or VNG’s appointment of AGLES as VNG’s agent, as the case may be, is subject to termination as provided in Article 7 of this Agreement.  AGLES shall promptly provide VNG with copies of all correspondence  received from Counterparties relating to the term of a Supply Contract.

4.2

AGLES’ Rights and Obligations under the Non-Assignable Contracts.  Subject to Section 6.3, during the Term, AGLES shall act as VNG’s exclusive agent for all purposes under the Non-Assignable Contracts and, in so acting, may exercise all of VNG’s rights under the Non-Assignable Contracts and receive the benefits thereof during the Term.  During the Term, AGLES shall be entitled to exercise its authority with respect to the Non-Assignable Contracts in a manner that would give AGLES maximum flexibility and utilization under the Non-Assignable Contracts during the Term, provided that during the Term AGLES shall in all respects comply with the terms and conditions of the Non-Assignable Contracts and perform all of the obligations of VNG thereunder except for Excluded Liabilities.  AGLES shall be entitled to enforce, or at AGLES’ expense cause VNG to take such commercially reasonable actions as may be required to enforce, VNG’s rights under the Non-Assignable Contracts during the Term.  AGLES shall defend and, if required to do so, pay any claims made under the Non-Assignable Contracts except to the extent such claims relate to Excluded Liabilities.  AGLES may negotiate with the Counterparty to the  Non-Assignable Contracts any settlement of disputes with such Counterparty, except that no such settlement shall be permitted without the consent of VNG if it would have any effect after the end of the Term or on Excluded Liabilities and, in connection with such settlements, AGLES shall receive the benefits thereof or make any payments on Assumed Liabilities.

4.3

VNG’s Rights and Obligations under the Non-Assignable Contracts.  During the Term, VNG shall exercise its rights under the Non-Assignable Contracts only as requested by AGLES and VNG waives any direct claims against Counterparties under the Non-Assignable Contracts, except with respect to Excluded Liabilities.  On or before the Effective Date, VNG shall give written notice to the Counterparties under the Non-Assignable Contracts of VNG’s appointment of AGLES as VNG’s agent under the Non-Assignable Contracts for the Term.  VNG shall instruct the Counterparties under those Non-Assignable Contracts that, during the Term, they should send to AGLES all payments to which VNG would be entitled, send copies of all correspondence and the originals of all invoices to AGLES (with VNG still entitled to request copies), and accept and act upon all communications and instructions given by AGLES on behalf of VNG relating to VNG’s rights and obligations and performance under the Non-Assignable Contracts, commencing as of the Effective Date.  To the extent VNG learns that a Counterparty to a Non-Assignable Contract has failed to comply with VNG’s direction to send copies of correspondence to AGLES, VNG shall provide to AGLES a copy of such correspondence promptly upon receipt thereof.

4.4

Amendments and Waivers of Supply Contracts.  AGLES shall not amend, extend or cause the early termination of any Supply Contract without the prior written consent of VNG.

4.5

New Contracts.  VNG and AGLES shall jointly evaluate the need from time to time for VNG to extend the term of an existing Supply Asset or to contract for or acquire, or cause to be contracted for or acquired, additional Supply Assets to meet load growth within the VNG franchise area, provided that VNG shall remain solely responsible for determining whether such extensions or additional assets are required and for selecting any such additional assets, and in exercising its discretion, VNG may take account of the need to continue providing gas service to VNG’s Customer’s beyond the Term.  Unless otherwise mutually agreed by the Parties, or as required by a Governmental Authority, any and all such extensions and additional Supply Assets will be made available to AGLES as an Assigned Contract or Non-Assignable Contract for the remainder of the Term.

4.6

VNG Reporting Requirements.  VNG promptly shall provide AGLES during the Term with information relating to firm sales volume reductions attributable to VNG’s merchant service unbundling efforts under which VNG’s customers convert from VNG merchant service to transportation service only.

4.7

Cooperation.  AGLES and VNG shall fully cooperate in good faith and make reasonable efforts to carry out the intent of the transactions contemplated in this Agreement, including obtaining approvals from the VSCC and actions necessary to properly administer and implement the terms of the Supply Contracts with the Counterparties thereto and in connection with any proceedings or litigation relating thereto.  The Parties anticipate that representatives of VNG and AGLES would meet periodically throughout the Term to review developments affecting the subject matter hereof, including, without limitation, changes in VNG’s actual or projected firm demand requirements, regulatory proceedings affecting rates charged for use of the Supply Assets, and prospective regulatory changes.

ARTICLE 5.  CONDITIONS PRECEDENT

Each of the Parties agrees to use commercially reasonable efforts to satisfy, on or before December 1, 2000 (the “Effective Date”), each of the following conditions precedent insofar as it is applicable to such Party:

5.1

Representations and Warranties.  For each Party, each of the representations and warranties set forth in Article 6 of this Agreement for such Party shall be true, accurate and correct at the Effective Date with the same effect as though made at and as of such time.

5.2

Supply Assets.  (a) VNG shall have assigned, or cause to have been assigned, all Assigned Contracts to AGLES for the Term free and clear of all Liens and obtained all requisite consents to such assignments as contemplated in Section 2.1 hereof, and (b) for each Non-Assignable Contract, either (i) VNG shall have appointed AGLES as VNG’s exclusive agent under such contract for the Term as contemplated in Section 2.2 hereof free and clear of all Liens and obtained all requisite consents to such appointment, including, if such contract imposes a nondisclosure obligation on VNG, a consent or waiver from the Counterparty permitting VNG to disclose to AGLES the commercial terms of such contract specifically for the purpose of AGLES acting as VNG’s agent under such contract for the Term, or (ii) to the extent that after reasonable diligence VNG is unable to satisfy the conditions set forth in clause (i) above, VNG and AGLES shall have agreed on an arrangement whereby VNG exercises its rights and performs its obligations under such contract only as directed by AGLES and AGLES reimburses VNG for all payments made by VNG under such contract; provided that the Parties may mutually agree that such assignments of Assigned Contracts and agency appointments for Non-Assignable Contracts be deferred until no later than January 1, 2001.

5.3

No Proceedings or Litigation.  No action, suit or proceeding before any Governmental Authority shall have been commenced, and no investigation by any Governmental Authority shall have been commenced or threatened, against AGLES, VNG or any of either Party’s respective officers or directors, seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

5.4

No Material Adverse Change.  Since the date of execution of this Agreement, there shall have been no material adverse change and no development which could reasonably be expected to result in a material adverse change in the financial condition, properties, assets, business or results of operations of VNG (with respect to VNG’s gas sales and gas supply condition), or AGLES, nor shall there have been any sale or disposition of any Supply Asset by VNG or any contract or arrangement therefor.

ARTICLE 6.  REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGMENTS

6.1

VNG Representations

VNG represents and warrants as follows:

(a)

VNG is a corporation duly organized, validly existing and in good standing under the laws of the State of Virginia.

(b)

VNG has all requisite corporate power and authority to own its respective properties and assets and to carry on its respective businesses as currently conducted and as proposed to be conducted during the Term.  VNG has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

(c)

This Agreement has been duly authorized, executed and delivered by VNG and constitutes a legal, valid and binding obligation of VNG enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws from time to time in effect relating to creditors’ rights generally and to general equity principles.

(d)

Except for possible approvals, consents or waivers granted by the VSCC and processes in the ordinary course of business such as notices and postings required for Capacity Releases under 18 C.F.R. Part 284, and consents from Counterparties to VNG’s assignment to AGLES or appointment of AGLES as VNG’s agent, no authorization, consent, approval, waiver, license, qualification or formal exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by VNG of this Agreement.

(e)

VNG is the owner of all right, title and interest in the Supply Assets, free and clear of all Liens, or has good right to assign, or cause to be assigned, the Supply Assets to AGLES and good right to appoint, or cause to be appointed, AGLES as agent and attorney-in-fact for the Supply Assets in accordance with Sections 2.1 and 2.2.

(f)

AGLES has received true and correct copies of each of the Supply Contracts (including all exhibits and schedules constituting part thereof) and all amendments thereto, waivers relating thereto and other agreements affecting the terms thereof during the Term.

(g)

To the best of VNG’s knowledge, none of the information supplied by VNG to AGLES contains any untrue statement of a material fact or omits to state any material fact which is required to be stated therein or which is necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.2

AGLES Representations

AGLES represents and warrants as follows:

(a)

AGLES is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia.

(b)

AGLES has all requisite corporate power and authority to own its respective properties and assets and to carry on its respective businesses as currently conducted and as proposed to be conducted as of the date of this Agreement.  AGLES has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

(c)

This Agreement has been duly authorized, executed and delivered by AGLES and constitutes a legal, valid and binding obligation of AGLES enforceable against it in accordance with its terms, except as such enforceability may be, limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws from time to time in effect relating to creditors’ rights generally and to general equity principles.

(d)

The execution, delivery and performance by AGLES of this Agreement to which it is a party, and all other agreements and instruments to be executed and delivered by AGLES pursuant hereto or thereto or in connection herewith or therewith, and compliance with the terms and provisions hereof and thereof, do not and will not (i) violate any provision of any law, statute, rule or regulation, order, writ, judgment, injunction, decree, governmental permit, determination or award having applicability to AGLES or any of its properties or assets, (ii) conflict with or result in a breach or violation of or constitute a default under any provision of the charter documents, bylaws or other comparable documents of AGLES or (iii) require any consent, approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any note, bond, mortgage, license, contract, agreement or loan or credit agreement to which AGLES is a party or by which AGLES or any of its properties or assets may be bound or affected.

(e)

No authorization, consent, approval, waiver, license, qualification or formal exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by AGLES of this Agreement.

(f)

To the best of AGLES’ knowledge, none of the information supplied by AGLES to VNG contains any untrue statement of a material fact or omits to state any material fact which is required to be stated therein or which is necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.3

Acknowledgment.  AGLES acknowledges VNG’s contractual and statutory obligations to provide service to firm customers in VNG’s franchise area.  Accordingly, in the event that a breach by AGLES of this Agreement, or an event of Force Majeure, threatens VNG’s ability to meet those obligations or to comply with a lawful order of the VSCC, AGLES shall administer and use the Supply Assets as directed by VNG to ensure VNG’s continuing ability to meet those obligations, including, but not limited to, promptly reassigning the Assigned Contracts to VNG or relinquishing AGLES’ agency over the Non-Assignable Contract.

ARTICLE 7.  TERMINATION OF AGREEMENT

7.1

Early Termination.

(a)

Either Party may terminate this Agreement if the other Party fails to make payment of any amounts due under any provision of this Agreement, which failure continues for a period of five (5) Days after receipt of written notice of such nonpayment.

(b)

Either Party may terminate this Agreement if any representation or warranty made by the other Party shall prove to have been false or misleading in any material respect when made or deemed to be repeated.

(c)

Either party may terminate this Agreement if the other Party fails to comply substantially with any material provision of this Agreement which failure continues for a period of five (5) Days after written notice of such noncompliance.

(d)

Either Party may terminate this Agreement if existing federal, state and local regulatory rules, regulations and policies that serve as the basis for the transactions described in this Agreement and that are generally applicable to similarly situated parties (including the FERC’s current use of a straight fixed variable rate design for pipeline rates and its Capacity Release program) shall be eliminated or otherwise modified in any manner that would be reasonably likely to have a material adverse effect on such Party or the benefits it anticipates deriving from the transactions described in this Agreement.

(e)

AGLES may terminate this Agreement if a court or governmental agency with jurisdiction determines that AGLES is, as a result of the execution, delivery or performance this Agreement, a public utility or public service company or public service corporation within the meaning of Title 56, Public Service Companies, of the Code of Virginia, or any superseding statutory provisions.

7.2

Remedies for Breach.

(a)

Subject to Section 8.2(b), a Party which may and desires to terminate this Agreement pursuant to Section 7.1 shall give written notice of its intention to terminate and the reasons therefor to the other Party, which termination shall be effective no earlier than the thirtieth (30th) day following the receipt of said notice, whereupon (unless during such thirty (30) day period such grounds for termination shall have been cured) the terminating Party shall be excused and relieved of all obligations and liabilities under this Agreement, except for those liabilities incurred before the effective date of termination or as a result of the termination.

(b)

Each Party shall use every reasonable effort to mitigate any damages resulting from a breach and/or termination of this Agreement.

(c)

If AGLES terminates this Agreement as a result of a breach by VNG of one or more of such agreements, then AGLES may retain its interest in the Supply Assets (including, without limitation, its right to administer the Non-Assignable Contracts as VNG’s agent) only to the extent necessary for AGLES to mitigate its damages and determine the amounts that VNG will owe to AGLES as of the effective date of, or as a result of, the termination.

(d)

If VNG terminates this Agreement as a result of a breach by AGLES of one or more of such agreements, then AGLES shall lose its interest in the Supply Assets (including, without limitation, its right to administer the Non-Assignable Contracts as VNG’s agent).

7.3

Winding Up.  Subject to Section 7.2(c), at the end of the Term, (a) AGLES immediately shall assign back to VNG all of VNG’s right, title and interest in the Assigned Contracts (including via recall of transportation or storage capacity), free and clear of all claims, liens, encumbrances, security interests, pledges, options, charges, restrictions and defects in title of any nature whatsoever incurred as a result of any AGLES act or omission, (b) AGLES’ agency under the Non-Assignable Contracts shall expire or be revoked, and at VNG’s request AGLES shall assist VNG in very promptly advising any Counterparty of such expiration or revocation, and (c) any amounts due and owing either Party under this Agreement shall be paid pursuant to the terms hereof and any corrections or adjustments to payments previously made shall be determined and any refunds due to either Party shall be made at the earliest possible time and in any event no later than thirty (30) Days for the account of VNG.

ARTICLE 8.  INDEMNIFICATION

8.1

Indemnification Obligations of VNG.  VNG shall indemnify and hold harmless AGLES and its Affiliates and each of their respective Representatives from and against any claim, liability, loss, cost, damage or expense (including, without limitation, reasonable attorneys’ fees, charges and disbursements) made against such indemnified party by third parties arising out of, or resulting from or in any way related to (a) the breach of or failure to perform or satisfy any of the representations, warranties or covenants made by VNG in this Agreement, or (b) any Excluded Liability.

8.2

Indemnification Obligations of AGLES.  Subject to Section 8.3, AGLES shall indemnify and hold harmless VNG and its Affiliates and each of their respective Representatives from and against any claim, liability, loss, cost, damage or expense (including, without limitation, reasonable attorneys’ fees, charges and disbursements) made against such indemnified party by third parties arising out of, resulting from or in any way related to (a) the breach of or failure to perform or satisfy any of the representations, warranties or covenants made by AGLES in this Agreement, or (b) any Assumed Liability.

8.3

Third Party Claims.

With respect to claims made by third parties, the indemnifying party shall have the right to assume the defense of any such claim or action with counsel designated by the indemnifying party and reasonably satisfactory to the indemnified party.  No indemnified party shall settle any claim or action with respect to which it has sought or intends to seek indemnification pursuant to this Article 8 without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld.

8.4

No Consequential Damages.

Subject to the last sentence of this section, neither Party shall be liable to the other Party or its Affiliates for consequential, incidental, indirect, punitive or special damages (collectively, “Consequential Damages”) resulting from any cause whatsoever, including without limitation, any loss of profits, sales or goodwill, loss of use of any Supply Asset or any other claim whether arising in contract, warranty, tort (including negligence), strict liability, indemnity or otherwise arising out of or relating to this Agreement, and each Party hereby releases the other Party from any liability for all such losses and damages.  It is expressly agreed that no failure by either Party to fulfill any condition of this Agreement shall constitute a failure of essential purpose entitling either Party to seek Consequential Damages.  In the event of any conflict between this Section 8.4 and Sections  8.1 and/or 8.2, such Sections 8.1 and/or 8.2 shall govern.

8.5

Survival.  The provisions of this Article 8 shall survive the termination of this Agreement indefinitely.

ARTICLE 9.  CONFIDENTIALITY

9.1

Confidentiality; Public Statements.  Except as provided in Section 9.2, each Party agrees that, during the Term, it will hold in strict confidence and will not without the prior written consent of the other Party disclose to any Person:  (a) any Confidential Information with respect to the other Party (and its Affiliates) or (b) the terms and conditions and other information contained in this Agreement.  The Parties shall consult with each other and no Party shall issue any public announcement or statement with respect to the existence of this Agreement, or any transaction contemplated hereby without the consent of the other Party.

9.2

Actions Prior to Disclosure.  In the event either Party determines that it is required by applicable law, rule, regulation or order of any Governmental Authority to disclose, file or otherwise make public the terms of this Agreement,  or any Confidential Information, it shall, prior to making any such disclosure, (a) notify the other Party of its determination that such disclosure is required and the basis for such determination and (b) in the case of any disclosure or filing with the SEC (or any other Governmental Authority), submit to the SEC (or such other Governmental Authority), after consultation with the other Party, an application for confidential treatment (or similar confidentiality request) and shall use reasonable efforts to obtain an order of the SEC (or such other Governmental Authority) granting the broadest confidential treatment that may be obtained with respect to this Agreement, or such other Confidential Information (as the case may be).

9.3

Non-Disclosure by Representatives.  Notwithstanding the foregoing, each Party may disclose Confidential Information to officers, directors, employees and representatives of such Party or its Affiliates (collectively, “Representatives”); provided, that each Representative who receives any such information shall be informed of the confidential nature of such information and shall be directed to treat such Confidential Information in accordance with the terms of this Article 9.  VNG and AGLES shall be responsible for any breach of this Article 9 by any of their Representatives and each agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of Confidential Information.

9.4

Injunctive Relief.  The Parties agree that in the event of any breach by either Party or its respective Representatives of any of the provisions of this Article 9, money damages would be inadequate and that the non-breaching Party would have no adequate remedy at law.  Accordingly, notwithstanding anything to the contrary contained in this Agreement, the Parties agree that they shall have the right, in addition to any rights to seek damages, to pursue an action or actions for specific performance, injunction and/or other equitable relief in order to enforce or prevent any violation (whether anticipatory, continuing or future) of the provisions of this Article 9.

ARTICLE 10.  MISCELLANEOUS

10.1

Entire Agreement; Modifications in Writing.  This Agreement, together with all exhibits and schedules attached hereto and thereto, constitute the entire agreement between the Parties pertaining to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.  Except as specifically provided herein, no amendment, waiver, consent, modification or termination of any provision of this Agreement shall be effective unless signed by VNG and AGLES.

10.2

Binding Effect; Assignment.  The rights and obligations hereunder of either Party may not be assigned or delegated to any Person without the prior consent of the other Party;  provided that AGLES shall be permitted to assign its rights with respect to any Supply Asset without VNG’s prior consent.  Except as expressly provided herein, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the Parties, and their respective successors and any permitted assigns.  This Agreement shall be binding upon VNG and AGLES, and their respective successors and permitted assigns.

10.3

Communications.  All notices and communications required or permitted under the terms of this Agreement shall be in writing, and shall be given by registered or certified mail, return receipt requested, telex, facsimile (fax), air courier guaranteeing overnight delivery or personal delivery, to the addresses set forth below.  All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; four (4) Business Days after being sent by certified mail, return receipt requested, if mailed; when answered back, if telexed; when receipt acknowledged, if sent by telecopy (fax); and on the next Business Day if timely delivered to an air courier guaranteeing overnight delivery.

NOTICE TO AGLES: AGL Energy Services, Inc. P.O. Box 4569, Location 7500 Atlanta, GA 30302-4569 Attention: Andy Hamilton	NOTICE TO VNG: Virginia Natural Gas, Inc. 5100 E. Virginia Beach Blvd. Norfolk, VA 23502-3488 Attention: Jeffrey L. Huston
PAYMENTS TO AGLES: Wire Transfer to: AGL Energy Service, Inc.: ABA Routing 111000012 Bank of America Account Number 3750797550	PAYMENTS TO VNG: Wire Transfer to: Virginia Natural Gas, Inc. ABA Routing 540900107 Bank of America Account Number 3751591137
INVOICES TO AGLES: AGL Energy Services, Inc. P.O. Box 4569, Location 7500 Atlanta, GA 30302-4569 Attention: Andy Hamilton	INVOICES TO VNG: Virginia Natural Gas, Inc. 5100 E. Virginia Beach Blvd. Norfolk, VA 23502-3488 Attention: Jeffrey L. Huston

OTHER BILLING AND ACCOUNTING MATTERS:

TO AGLES: AGL Energy Services, Inc. P.O. Box 4569, Location 7500 Atlanta, GA 30302-4569 Attention: Andy Hamilton	TO VNG: Virginia Natural Gas, Inc. 5100 E. Virginia Beach Blvd. Norfolk, VA 23502-3488 Attention: Jeffrey L. Huston

10.4

Expenses.

Each Party shall pay its own expenses incident to negotiation, execution and delivery of this Agreement.  The provisions of this Section 10.4 shall remain operative and in full force and effect regardless of any termination of this Agreement.

10.5

Execution of Counterparts.  This Agreement may be executed in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

10.

GOVERNING LAW. THIS AGREEMENT, AND THE RIGHTS AND DUTIES OF THE PARTIES ARISING OUT OF SUCH AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF GEORGIA WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

10.7

Severability of Provisions.  The invalidity of one or more provisions or contained in this Agreement shall not affect the validity of the remaining portions of the Agreement so long as for both Parties the material purposes of the Agreement taken as a whole can be determined and effectuated.  In the event that any or all of any this Agreement is held to be invalid or unenforceable, the Parties agree to negotiate in good faith to reach an equitable agreement on such portion that is void or unenforceable.  If any indemnity or hold harmless obligation (or portions thereof) in this Agreement is for any reason held to be invalid or unenforceable in any respect, and if the Parties fail to agree on a replacement provision, then such obligation shall be construed to apply to the fullest extent permitted by law but in no event beyond the scope and limits of those original indemnity and hold harmless obligations determined to be invalid or unenforceable.

10.8

Headings.  The section headings and the table of contents, if any, used or contained in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

10.9

No Partnership Created.  The rights, liabilities, responsibilities and remedies of the Parties with respect to the subject matter of the Agreement shall be exclusively those expressly set forth in the Agreement.  Neither Party is, or will represent itself as being, a partner of, or agent (except as expressly provided in the Agreement) or fiduciary for, the other Party with respect to the Supply Assets or otherwise.

10.10

No Implied Warranties.  Each Party hereby disclaims, and the other Party hereby waives, any implied representations, covenants, warranties and agreements, except those expressly set forth herein.

10.11

Cost Responsibility.  Except to the extent this Agreement provides expressly to the contrary, each Party shall pay all costs in connection with the performance of its obligations under or as set forth in this Agreement.

IN WITNESS WHEREOF, the Parties have entered into this Agreement, effective as of the Effective Date.

AGL ENERGY SERVICES, INC.

By:   /s/ Richard J. Duszynski

Name:  Richard J. Duszynski

Title:  Vice President

VIRGINIA NATURAL GAS, INC.

By:   /s/ Henry P. Linginfelter

Name: Henry P. Linginfelter

Title:  President